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| FORM 4 |               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                           WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP to Section 16,
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b)      Section 30(f) of the Investment Company Act of 1940
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

       Saiontz                      Steven                            J.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                              760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                    (Street)

         Miami                        FL                              33172
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol LNR Property Corporation / LNR
                                             -----------------------------------

3.  IRS Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year  Jan - 02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------

6.  Relationship of Reporting Person to Issuer (Check all applicable)
     X  Director    ___ 10% Owner
    ---             ___ Other (specify below)
     X    Officer
    ---   (give title below)
    Chief Executive Officer
    ----------------------------------------------------------------

7.  Individual of Joint/Group Filing

     X  Form filed by One Reporting Person
    ---
    ___ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title                   2. Trans-  3. Trans-     4. Securities Acquired (A)   5. Amount of         6. Owner-      7. Nature
   of                         action     action        or Disposed of (D)           Securities           ship           of In-
   Security                   Date       Code          (Instr. 3, 4, and 5)         Beneficially         Form:          direct
   (Instr. 3)                 (Month/    (Instr. 8)                                 Owned at             Direct         Bene-
                              Day/     ---------------------------------------      End of               (D) or         ficial
                              Year)                                                 Year                 Indirect       Owner
                                       Code V         Amount / A or D / Price       (Instr. 3 and 4)     (Instr. 4)     (4)
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock                    N/A       N/A                  N/A                          1,945           I       By Savings Plan
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock                    N/A       N/A                  N/A                          4,799           I        By IRA Trust
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock                 1/19/2002    J                    50,000(A)                  332,394           D
------------------------------------------------------------------------------------------------------------------------------------
Restricted Common Stock (1)   1/19/2002    J                    50,000(D)                  150,000           D
------------------------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (200,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(J) Represents release of restrictions from restricted common stock.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       Instr. 3, 4, 5
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code  /   V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                24.8125                N/A                 N/A                            N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                18.15625               N/A                 N/A                            N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                26.84375               N/A                 N/A                            N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                 31.30              1/2/2002                A                          20,000 (A)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                          6. Date Exer-         7. Title/Amt.                8. Price    9. Number       10. Owner-    11. Na-
                             cisable and           of                           of          of Deriv-        ship          ture
                             Expiration            Underlying                   Deriv-      ative            Form          of In-
                             Date                  Securities                   ative       Secur-           of De-        direct
                             (Month/Day/           (Instr. 3 & 4)               Secur-      ities            rivative      Bene-
                             Year)                                              ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct        Owner-
                         ------------------------------------------------       5)          Owned            (D)           ship
                                                                                            at End           or            (Instr.
                                                                                            of               Indirect      4)
                                                   Title/Amt.                               Year             (I)
                             Exer/Expir.           or # of shares                          (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                           10-31-98 / 10-30-07  Common Stock Options/ 200,000     N/A      200,000               D
------------------------------------------------------------------------------------------------------------------------------------
                           01-28-01 / 01-27-10  Common Stock Options/ 20,000      N/A       20,000               D
------------------------------------------------------------------------------------------------------------------------------------
                           01-17-02 / 01-16-11  Common Stock Options/ 20,000      N/A       20,000               D
------------------------------------------------------------------------------------------------------------------------------------
                           01-02-03 / 01-01-12  Common Stock Options/ 20,000      N/A       20,000               D
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

          /s/ Steven J. Saiontz                 2/8/2002
          -------------------------------  -----------------
            **Signature of Reporting Person        Date
          Steven J. Saiontz



       Reporting person denies beneficial ownership of these securities

       ** Intentional misstatements or ommissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, See instruction 6 for procedure.


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                                                                        SEC 1474